Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Earnings:
Loss from continuing operations	$(34,247)	$(139,996)	$(202,032)	$(173,076)	$(143,313)
Plus: fixed charges, less preferred dividends	38,747	87,333	96,703	104,798	86,076

Total Earnings	4,500	(52,663)	(105,329)	(68,278)	(57,237)
Fixed Charges:
Interest expense – cash	4,879	47,713	54,822	81,501	47,460
Capitalized Interest	3,515	3,475	1,672	70	14

Interest expense – non cash	23,000	25,843	29,038	9,277	28,082
Amortization of debt issue costs	3,006	3,887	4,480	5,115	3,445
Interest component of operating leases	4,347	6,415	6,691	8,835	7,075

Total fixed charges	38,747	87,333	96,703	104,798	86,076

Total deficiency	$34,247	$139,996	$202,032	$173,076	$143,313

Ratio of earnings to fixed charges	0.12x	—	—	—	—